Filed by Silver Lake Technology Management, L.L.C.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

Silver Lake (as defined below) has received approval on behalf of its investors to transfer the portion of its interest that is held in a 2007 vintage fund in part to Silver Lake’s newest flagship fund and in part to a newly formed separate investment vehicle. This transaction is intended to give Silver Lake and its affiliated funds the flexibility to hold their shares of common stock of Dell Technologies Inc. (“Dell”) for the long-term, consistent with Silver Lake’s belief that Dell remains an attractive long-term investment opportunity.

As previously announced, Dell is pursuing a transaction (the “Class V transaction”) whereby holders of shares of Class V Common Stock of Dell may elect to receive either shares of Class C Common Stock of Dell or cash, subject to pro ration and the other terms described in the proxy statement/prospectus contained in the registration statement on Form S-4 (File No. 333-226618), as amended, filed by Dell with the Securities and Exchange Commission. Following the closing of the proposed Class V transaction, Silver Lake Partners V, L.P. and its affiliated employee co-investment vehicle (collectively, “SLP V”) are expected to purchase $1.0 billion of Class B common stock of Dell from Silver Lake Partners III, L.P. and its affiliated employee co-investment vehicle (collectively, “SLP III”). As part of such fund-to-fund transaction, the shares of Class B common stock of Dell currently owned by SLP III that are not sold to SLP V are expected to be rolled over into a special purpose investment fund (the “SPV”) that would be owned by SLP III’s current investors. Silver Lake Partners IV, L.P. and its affiliated employee co-investment vehicle (collectively, “SLP IV”) will continue to hold all of its existing interest in Dell.

The sales price in this fund-to-fund transaction is expected to be based on the weighted average trading price for the Class C common stock of Dell on the New York Stock Exchange during an observation period following the closing of the Class V transaction. Such transaction has been approved by the Limited Partner Advisory Committees of each of SLP III, SLP IV and SLP V and, assuming the completion of the Class V transaction, is conditioned upon (1) receipt of customary third-party fairness opinions by each of SLP III and SLP V, and (2) final approval by the investment committees for each of SLP III and SLP V.

SLP V is the newest large-scale investment fund advised by Silver Lake Technology Management, L.L.C. and its subsidiaries (collectively, “Silver Lake”). SLP V is not currently an investor in Dell. SLP III was founded in 2007 and its term, as extended, is scheduled to expire in 2019. The new SPV will not be subject to the same term limitations as SLP III. All Managing Partners of Silver Lake (including Dell board member Egon Durban) and most or all other active employees of Silver Lake with interests in SLP III’s general partner (including Dell board member Simon Patterson) will be rolling such interests.

There can be no assurance that Silver Lake or its affiliated funds will proceed with the transactions described above on the terms described herein or at all.

No Offer or Solicitation:

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It:

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus is expected to be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation:

Dell Technologies and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. (“Silver Lake”) and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC.

Disclosure Regarding Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management or Silver Lake, its affiliates and their respective managing partners and employees are intended to identify these forward-looking statements. All statements regarding Dell Technologies’ or Silver Lake’s expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. The terms of the transfer of the portion of Silver Lake’s interest that is held in a 2007 vintage fund in part to Silver Lake’s newest flagship fund and in part to a newly formed separate investment vehicle could be materially different from Silver Lake’s expectations, and the transfer may not occur at all. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies and Silver Lake undertake no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.